

OARA Probiotic Cannabis Chocolate is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-ledHealthy Options
OARA Probiotic Cannabis Chocolate

Legal Cannabis Business

San Rafael, CA 94901
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $50,300 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
OARA Probiotic Cannabis Chocolate is seeking investment to expand its family of superfood cannabis edible brands. The company expertly pairs functional nutrition ingredients with full spectrum regenerative cannabis to create foods that offer conscious consumers more than a high.
Generating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

OARA Probiotic Cannabis Chocolate is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

OARA T-shirt & Tote - $250 Invest $250 or more to qualify. 50 of 50 remaining

Receive an OARA premium Eco conscious Organic Market Tote Bag and t-shirt mailed at the close of the funding round.

OARA T-shirt, Tote & Chocolate Shop Tour - $10K Invest $10,000 or more to qualify. 10 of 10 remaining

Come tour our chocolate factory to learn about cannabis chocolate manufacturing! Taste chocolate and discuss the science of cannabis, chocolate, and probiotics and how these compounds affect the health of our mind, guts, and spirit.

Show more
This is a preview. It will become public when you start accepting investment.
OARA - MIND GUT HEALTH
Play
00:00
02:59
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
LICENSED CALIFORNIA CANNABIS BUSINESS

OARA Probiotic Cannabis Chocolate is the first brand developed by Mind Gut Health, Inc. (MGH). The company is a licensed cannabis food manufacturer located in the the largest legal cannabis market in the world, California.

OARA is currently sold in licensed dispensaries across California
Manufacturing facility complete with capacity for growth
Type N Manufacturing License

Investment will help to expand brand offerings under MGH
This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

OARA Probiotic Cannabis Chocolate made with full spectrum Sun+Earth certified California cannabis, 100% organic fair-trade dark chocolate, and a shelf-stable daily probiotic. New products and brands developed under MGH will embody the same values as OARA.

Sun+Earth Certified Regenerative Cannabis - Premium nutrient-dense cannabis
100% Organic Fair Trade Ingredients
Vegan, Gluten/GMO/Dairy Free
Good for you, Good for the Earth, Good for Profit
This is a preview. It will become public when you start accepting investment.
MGH INVESTOR BRIEF
This is a preview. It will become public when you start accepting investment.
BEST OF MARIN 2021

OARA won best edible in Marin County!

This is a preview. It will become public when you start accepting investment.
PRESS
The Best Artisanal Marijuana Edibles Made in the Bay Area

Probiotic Pot

This is a preview. It will become public when you start accepting investment.
2015
Incorporated

Launched in pre-regulated market - Emerald Cup, 1st win - Boot strapped

2016-2017

MVP established w/OARA - steady sales growth — Emerald Cup, 2nd win - Boot strapped

2018

OARA leaves market to fulfill new CA regulatory requirements - Boot strapped

2019
Capital Raise

Manufacturing facility and (competitive/limited) licenses secured - First raise

2020

Six months after receiving license launched OARA in California regulated market - Height of pandemic

2021

Steady sales growth and market adjustments

This is a preview. It will become public when you start accepting investment.
CANNABIS SUPERFOOD
This is a preview. It will become public when you start accepting investment.
CANNABIS SUPERFOOD
This is a preview. It will become public when you start accepting investment.
THE TEAM
Charlotte A.B. Troy
Founder, CEO

Charlotte has a Masters in Urban Planning from UCLA. She has worked as a technical researcher and project manager for the Federal Gov't. Additionally, she holds FDA-certification for safe food manufacturing practices.

Charlotte leads all aspects of team building, training, the running of day-to-day operations, and sales leads.

Charlotte on LinkedIn

Ryan D Troy
Co-Founder, Business Development

Ryan first started operating in legal cannabis in Oakland in 1996. He has lead BD and been a Product Manager for Netflix, Twitter and others. He started his career in music licensing.

Ryan leads sourcing, licensing, and distribution partnerships.

Ryan on LinkedIn

Vidrik Frankfather
Chief Financial Officer

Vidrik has over 20 years in finance. He started his career in trading, investor/client reporting, and operations for specialized finance companies. More recently he has been providing a range of financial operations services to pre-seed to Series A companies in a range of sectors, HR Tech, Fintech and CPG companies.

Vidrik develops and implements the operational and strategic financial goals of the company.

Vidrik on LinkedIn

Claire Weissbluth
Media Production

Claire, also known as La Osa, is a visual storyteller from Humboldt County. Through filmmaking, photography and graphic design, her goal is to highlight how people, plants and animals work together in the regenerative cannabis farming community.

Claire creates and manages communications.

Claire on LinkedIn

This is a preview. It will become public when you start accepting investment.
Order Online
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Sales & Marketing $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $545,000 $899,250 $1,573,688 $2,832,638 $5,240,380
Cost of Goods Sold $227,000 $374,550 $655,462 $1,179,831 $2,182,687
Gross Profit $318,000 $524,700 $918,226 $1,652,807 $3,057,693

EXPENSES

Product Development $15,000 $15,375 $15,759 $16,152 $16,555
Sales & Marketing $50,000 $51,250 $52,531 $53,844 $55,190
Distribution $40,000 $41,000 $42,025 $43,075 $44,151
General & Administratve $129,052 $132,278 $135,584 $138,973 $142,447
Operating Profit $83,948 $284,797 $672,327 $1,400,763 $2,799,350
This information is provided by OARA Probiotic Cannabis Chocolate. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet

2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends September 14th, 2021
Summary of Terms
Legal Business Name Mind Gut Health Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,300 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 1.6%-8%
Minimum Investment Amount $100
Repayment Schedule Annually
Securitization None
Maturity Date October 1st, 2027
Financial Condition

Financial liquidity

Mind Gut Health has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Mind Gut Health expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Limited operating history

Mind Gut Health was introduced the California regulated cannabis market in July of 2020 at the height of the COVID 19 pandemic. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Mind Gut Health has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

No access to banking

No access to small business loans

Taxation

Historical milestones

Mind Gut Health has been licensed since November, 2018 and has since achieved the following milestones:

State and municipal licenses in San Rafael, CA

On market July 2020

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity
Other outstanding debt or equity

As of the filing date of this offering, Mind Gut Health Inc. has debt of $175,000 outstanding, which is in the form of a convertible note. This debt is sourced from private investors and is expected to convert into equity in the future. In addition to the outstanding debt and the debt raised on Mainvest, Mind Gut Health Inc. may require additional funds from alternate sources at a later date.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mind Gut Health to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mind Gut Health operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mind Gut Health competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mind Gut Health's core business or the inability to compete successfully against the with other competitors could negatively affect Mind Gut Health's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mind Gut Health's management or vote on and/or influence any managerial decisions regarding Mind Gut Health. Furthermore, if the founders or other key personnel of Mind Gut Health were to leave Mind Gut Health or become unable to work, Mind Gut Health (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mind Gut Health and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mind Gut Health is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mind Gut Health might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mind Gut Health is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mind Gut Health

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mind Gut Health's financial performance or ability to continue to operate. In the event Mind Gut Health ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mind Gut Health nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mind Gut Health will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mind Gut Health is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mind Gut Health will carry some insurance, Mind Gut Health may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mind Gut Health could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mind Gut Health's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mind Gut Health's management will coincide: you both want Mind Gut Health to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mind Gut Health to act conservative to make sure they are best equipped to repay the Note obligations, while Mind Gut Health might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mind Gut Health needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mind Gut Health or management), which is responsible for monitoring Mind Gut Health's compliance with the law. Mind Gut Health will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mind Gut Health is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mind Gut Health fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mind Gut Health, and the revenue of Mind Gut Health can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mind Gut Health to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Mind Gut Health is a newly established entity and has limited operating history for prospective investors to consider.

This information is provided by OARA Probiotic Cannabis Chocolate. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
OARA Probiotic Cannabis Chocolate isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
About Us
Blog
Press
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.